PREFERRED STOCK DESIGNATION

RESOLUTIONS OF DETERMINATION
OF PREFERENCES OF SERIES A PREFERRED STOCK
FOR FIREMAN'S BREW, INC.

WHEREAS, the Amended Articles of Incorporation (the "Amended Articles") of Fireman's Brew, Inc. (the "Corporation") provide for a class of its authorized shares known as Preferred Stock, comprising 10,000,000 shares issuable from time to time in one or more series; and

WHEREAS, the Board of Directors (the "Board") of the Corporation is authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such series, and to determine or alter the powers, preferences, rights, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock including but not limited to the dividend rights, dividend rate and conversion rights, and to fix, alter or reduce the number of shares constituting any such series; and

WHEREAS, it is the desire of the Board, pursuant to its authority under the Amended Articles, to fix the rights, preferences, privileges, restrictions and other matters relating to a series of Preferred Stock to be designated Series A Preferred Stock as follows.

NOW THEREFORE, BE IT RESOLVED, that, pursuant to the Fourth Article of the Amended Articles, the Board does hereby provide for the issue of a new series of Preferred Stock of the Corporation and does hereby fix the rights, preferences, privileges, restrictions and limitations relating to such series of Preferred Stock as follows:

(a) <u>Designation</u>. The series of Preferred Stock created hereby shall be designated the Series A Preferred Stock.

(b) <u>Authorized Shares</u>. The number of shares of Series A Preferred Stock shall be 1,000,000 shares.

(c) <u>Liquidation Rights</u>.

    1. <u>Liquidation</u>. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "Liquidation Event"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A Preferred Stock shall be entitled to receive an amount per share equal to the sum of the Initial Issuance Price (as defined below) applicable to such Series A Preferred Stock for each outstanding share of Series A of Preferred Stock plus any declared but unpaid dividends on such share (the "Liquidation Preference"). For purposes of this certificate, "Initial Issuance Price" shall mean the price per share that was initially paid for the Series A Preferred Stock (as adjusted for stock splits, stock dividends, recapitalizations, and similar transactions with respect to such series of Preferred Stock after the date of this Certificate). If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to the holders of Series A Preferred Stock of the applicable Liquidation Preference, then such assets shall be distributed among the holders of Series A Preferred Stock at the time outstanding, ratably in proportion to the full preferential amounts to which they would otherwise be entitled.

        (i)   If, in the case of any Liquidation Event, the amount which the holder of a share of Series A Preferred Stock would be entitled to receive, if such holder converted such share of Series A Preferred Stock into a share or shares of Common Stock immediately prior to such Liquidation Event (or on any applicable record date in connection with such Liquidation Event), is greater than the aggregate amount which such holder would be entitled to receive if such holder did not so convert such share into a share or shares of Common Stock, then such holder shall receive with respect to such share such greater amount pursuant to such transaction in full satisfaction of all amounts to which such holder is entitled to receive with respect to such share without first having so converted such share into a share or shares of Common Stock.

(ii)   Unless holders of a majority of the outstanding shares of Series A Preferred Stock shall elect otherwise by an affirmative vote or by a written consent, each of the following (each, a "Change of Control") shall be deemed to be a Liquidation Event: (A) the closing of the sale, transfer or other disposition of all or substantially all of the Corporation's assets, (B) the consummation of a merger, reorganization, consolidation or share transfer which results in the voting securities of the Corporation outstanding immediately prior thereto or the voting securities issued with respect to the voting securities of the Corporation outstanding immediately prior thereto representing immediately thereafter less than a majority of the combined voting power of the voting securities of the Corporation or such surviving or acquiring entity outstanding immediately after such merger, reorganization, consolidation or share transfer or (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter or in a public offering of the Corporation's securities), of the Corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation (or the surviving or acquiring entity). Notwithstanding the previous, a transfer of assets to a majority or wholly owned subsidiary or affiliate will not be deemed a Change of Control.

2. Remaining Assets. After the payment of the full Liquidation Preference, as applicable, as set forth in Section (c)1. above, the assets of the Corporation legally available for distribution to the stockholders, if any, shall be distributed ratably to the holders of the Common Stock based on the number of shares of Common Stock held by each holder of Common Stock.

3. Valuation of Consideration. If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its Fair Market Value as determined in good faith by the Board of Directors. Fair Market Value of any securities shall be determined as follows:

(i) If traded on a securities exchange or on an electronic quotation system, the Fair Market Value shall be deemed to be the average of the closing prices of the securities on such exchange or quotation system as of 4:00 p.m. New York time, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all exchanges as of 4:00 p.m. New York time, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted as of 4:00 p.m., New York time, or, if on any day such security is not quoted, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated or any similar successor organization, in each such case averaged over a period of 30 days consisting of the business day as of which Fair Market Value is being determined and the 29 consecutive business days prior to such day; or

(ii) If at any time such security is not listed on any securities exchange or quoted in or the over-the-counter market, the Fair Market Value shall be the fair value thereof, as determined by the Board of Directors and the holders of a majority of the then-outstanding shares of Series A Preferred Stock. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an independent appraiser experienced in valuing securities jointly selected by the Board of Directors and holders of a majority of the then-outstanding shares of Series A Preferred Stock. The determination of the appraiser shall be final and binding upon the parties and the Corporation shall pay the fees and expenses of such appraiser.

4. <u>Notice of Liquidation Event</u>. The Corporation shall give each record holder of Series A Preferred Stock written notice of any impending Liquidation Event no later than ten days prior to the stockholders' meeting called to approve such transaction, or ten days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing promptly upon the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 4, and the Corporation shall thereafter give such holders prompt notice of any material changes. The Liquidation Event shall in no event take place sooner than ten days after the Corporation has given the first notice provided for herein or sooner than five days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of a majority of the shares of outstanding Series A Preferred Stock that are entitled to such notice rights or similar notice rights.

5. <u>Effect of Noncompliance</u>. In the event the requirements of Section 4 are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 4 hereof.

(d) <u>Dividends</u>. Except as otherwise set forth in this Section (d), the Series A Preferred Stock shall not pay a fixed or other dividend. The holders of the Series A Preferred Stock shall, however, be entitled to receive dividends when, as, and if declared by the Board, in an amount which shall be paid pro rata on the Common Stock and the Series A Preferred Stock, on an equal priority, *pari passu* basis, according to the number of shares of Common Stock held by the stockholders, where each holder of Series A Preferred Stock is to be treated for this purpose as holding (in lieu of such shares of Series A Preferred Stock) the greatest whole number of shares of Common Stock then issuable upon conversion in full of such shares of Series A Preferred Stock. The right to dividends on shares of Series A Preferred Stock shall not be cumulative, and no right shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest.

(e) <u>Conversion Rights</u>. Each share of Series A Preferred Stock shall be convertible, at any time at the option of the Holder, on a one-to-five basis into that number of shares of Common Stock, provided, however, that such conversion would not violate any applicable federal, state, or local law, rule, regulation, or any judgment, writ, decree, or order binding upon the Company or the Holder, or any provision of the company's or Holder's, if applicable, amended Articles of Incorporation or Bylaws, nor conflict with or contravene the provisions of any agreement to which the Company and the Holder are parties or by which they are bound. The foregoing conversion calculation shall be hereinafter referred to as the "Conversion Ratio." Said Conversion Ratio shall be subject to equitable adjustment at the reasonable discretion of the Board of Directors of the Corporation in the event of the occurrence of capital events which make such adjustment appropriate, such as a dividend payable in shares of common stock, combinations of the common stock, a merger or consolidation, or the like.

(i)   Conversion Procedure. The Holder shall effect conversions by surrendering the certificate(s) representing the Series A Preferred Stock to be converted to the Corporation, together with a form of conversion notice satisfactory to the Corporation, which shall be irrevocable. If the Holder is converting less than all of the shares of Series A Preferred Stock represented by the certificate tendered, the Corporation shall promptly deliver to the Holder a new certificate representing the Series A Preferred Stock not converted. Not later than ten trading days after the conversion date, the Corporation will deliver to the Holder a certificate or certificates, which shall be subject to restrictive legends and trading restrictions required by law, representing the number of shares of Common Stock being acquired upon the conversion; provided, however, that the Corporation shall not be obligated to issue such certificates until the Series A Preferred Stock certificate or certificates is/are delivered to the Corporation. If the Corporation does not deliver such certificate(s) by the date required under this paragraph (e)(i), the Holder shall be entitled by written notice to the Corporation at any time on or before receipt of such Common Stock certificate(s), to rescind such conversion.

(ii)   Issuance of Certificates; Time Conversion Effected. Promptly, but in no event more than ten business days, after the receipt of the Conversion Notice referred to in Section (e)(i) and surrender of the Series A Preferred Stock certificates (if required), the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of whole shares of common stock into which such shares of Series A Preferred Stock have been converted. In the alternative, if the Corporation has engaged a transfer agent which is a participant in the electronic book transfer program, the transfer agent shall credit such aggregate number of shares of Common Stock to which the holder shall be entitled to the holder's or its designee's balance account with The Depository Trust Company. Such conversion shall be deemed to have been effected, and the Conversion Date shall be deemed to have occurred, on the date on which such Conversion Notice shall have been received by the Corporation and at the time specified stated in such Conversion Notice, which must be during the calendar day of such notice.

(iii)   No Adjustments on Stock Splits, Dividends and Distributions. If the Corporation, at any time while any Series A Preferred Stock is outstanding, (a) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock payable in shares of its capital stock (whether payable in shares of its Common Stock or of capital stock of any class), (b) subdivide outstanding shares of Common Stock into a larger number of shares, (c) combine outstanding shares of Common Stock into a smaller number of shares, or (d) issue reclassification of shares of any Common Stock shares of capital stock of the Corporation, there shall be no adjustment to the conversion rights of the Series A Preferred Stock as a result.

(iv)   Adjustments on Reclassifications, Consolidations and Mergers. In case of reclassification of the Common Stock, any consolidation or merger of the Corporation with or into another person, the sale or transfer of all or substantially all of the assets of the Corporation or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, then each Holder of Series A Preferred Stock then outstanding shall have the right thereafter to convert such Series A Preferred Stock only into the shares of stock and other securities and property receivable upon or deemed to be held by holders of Common Stock following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property as the shares of the Common Stock into which such Series A Preferred Stock could have been converted immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange

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would have been entitled. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this paragraph (e)(v) upon any conversion following such consolidation, merger, sale, transfer or share exchange. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers, or share exchanges.

(v) _Fractional Shares; Issuance Expenses_. Upon a conversion of Series A Preferred Stock, the Corporation shall not be required to issue stock certificates representing fractions of shares of Common Stock, but shall issue that number of shares of Common Stock rounded to the nearest whole number. The issuance of certificates for shares of Common Stock on conversion of Series A Preferred Stock shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder, and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(vi) _Automatic Conversion_. Upon (i) the consent of Holders holding two thirds of the outstanding Series A Preferred Stock; (ii) the closing of a firm commitment underwritten public offering of shares of the Corporation's common stock raising at least $10,000,000; or (iii) the Corporation shall become a publicly traded entity by a merger or reverse merger in which the resulting publicly traded entity has a market capitalization of at least $40,000,000 (clauses (i) and (ii) each being a ("Public Company Event"), the Series A Preferred Stock shall automatically convert on a one-to-five basis into shares of the Corporation's common stock. In connection with any Public Company Event, each Holder hereby consents to a lockup of its Registerable Securities not to exceed 180 days, if such lockup is requested by the underwriters of such Public Company Event.

(f) _Voting Rights_. Except as otherwise expressly provided herein or as required by law, the Holders of shares of Series A Preferred Stock shall have no voting rights.

(g) _Reservation of Shares of Common Stock_. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued Common Stock solely for the purpose of issuance upon conversion of Series A Preferred Stock as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders of Series A Preferred Stock, such number of shares of Common Stock as shall be issuable upon the conversion of the outstanding Series A Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all outstanding Series A Preferred Stock, the Corporation will take such corporate action necessary to increase its authorized shares of Common Stock to such number as shall be sufficient for such purpose. The Corporation covenants that all shares of Common Stock that shall be so issuable will, upon issue, be duly and validly authorized, issued, fully paid, and non-assessable.

(h) _No Reissuance of Series A Preferred Stock_. No shares of Series A Preferred Stock acquired by the Corporation because of redemption, purchase, conversion, or otherwise shall be reissued, and all such acquired shares shall be cancelled, retired, and eliminated from the shares of capital stock which the Corporation shall be authorized to issue.

(i) _Redemption_. Series A Preferred Stock shall not be subject to mandatory redemption.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Fireman's Brew, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By:

By:

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

State of Residency: [RESIDENCY STATE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited